

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 26, 2007

Via U.S. Mail and Fax (214) 397-3379
Mr. J.W. Swent
Chief Financial Officer
ENSCO International Incorporated
500 North Akard Street, Suite 4300
Dallas, TX 75201-3331

> **Re: ENSCO International Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 22, 2007**
> **File No. 1-08097**

Dear Mr. Swent:

        We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Note 3. Long-term Debt, page 72

1. We note your bonds due 2020 and 2015 require you to guarantee your performance
    with security agreements with MARAD, and these agreements require you to
    maintain certain levels of insurance coverage on ENSCO 7500 and ENSCO 105. We
    further note your renewed insurance coverage as of July 1, 2006 would not have
    complied with the insurance covenants and you have received a waiver from
    MARAD for the period July 1, 2006 through July 1, 2007. Tell us and disclose what
    the potential impact would be on your financial statements when this waiver expires
    on July 1, 2007.

Note 9. Discontinued Operations, page 90

2. Please revise your disclosure to clarify your accounting for the transfer of the
    ENSCO 29 platform rig to your insurance underwriters. It is not clear from your
    disclosure how receiving the net insured value of $10.0 million resulted in a pre-tax
    gain of $7.5 million for an asset that had a carrying value of $7.5 million on the
    December 31, 2005 balance sheet. Also, please cite the accounting literature used
    for recording this transfer to the insurance company as discontinued operations.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please file your
response on EDGAR. You may wish to provide us with marked copies of the
amendment to expedite our review. Please furnish a cover letter with your amendment
that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Sr. Assistant Chief

Accountant